Exhibit 99.1

GLOBAL EDUCATION ANNOUNCES CLOSING OF MERGER AND INTENT TO DELIST FROM NASDAQ

BEIJING, China, December 21, 2011 — Global Education & Technology Group Limited (NASDAQ: GEDU) (“GEDU”, or the “Company”), the largest test preparation provider for the International English Language Testing System (“IELTS”) and a leading provider of educational courses and related services in the People’s Republic of China (“China”), today announced the completion of the merger contemplated by the previously announced agreement and plan of merger, dated as of November 19, 2011, by and among the Company, Pearson plc (“Pearson”), a public limited company organized under the laws of England and Wales, and Pearson’s wholly owned indirect subsidiary, Genius Merger Sub (“Merger Sub”). As a result of the acquisition, the Company became an indirect wholly owned subsidiary of Pearson.

Under the terms of the agreement and plan of merger, which was adopted by the Company’s shareholders at an extraordinary general meeting held on December 19, 2011, each outstanding ordinary share of the Company (other than shares owned by Parent or Merger Sub or by the Company as treasury shares (if any), or shares as to which shareholders have validly exercised and have not effectively withdrawn or lost their appraisal rights under Section 238 of the Cayman Companies Law) has been cancelled in exchange for the right to receive US$2.7515 in cash without interest and each American Depositary Share, or ADS (each of which represents four ordinary shares) (other than ADSs held by Parent or Merger Sub or by the Company as treasury shares (if any)), has been cancelled in exchange for the right to receive US$11.006 in cash per ADS without interest.

Shareholders of record as of the effective time of the merger will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration.  Shareholders should wait to receive the letter of transmittal before surrendering their share certificates.  As soon as practicable after the date of this announcement, JPMorgan Chase Bank, N.A., the Company’s ADS depositary, will call for the surrender of all ADSs for delivery of the merger consideration.  Upon the surrender of ADSs, the ADS depositary will pay to the surrendering person $11.006 per ADS in cash without interest.

The Company also announced today that it requested that trading of its ADSs on the NASDAQ Global Select Market (“NASDAQ”) be suspended.  The Company requested NASDAQ to file Form 25 with the SEC notifying the SEC of the delisting of the ADSs on NASDAQ and the deregistration of the Company’s registered securities.  The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC.  The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Global Education

Global Education & Technology Group Ltd. (NASDAQ: GEDU) is the largest test preparation provider for IELTS and a leading provider of educational courses and related services in China. Under its “Global” brand, the Company also offers diversified services that span a student’s educational life cycle, including after-school courses, overseas study consulting, and professional certification test preparation. As of September 30, 2011, the Company’s network comprised 115 directly operated and 327 franchised learning centers across China, as well as an online course delivery platform with more than one million registered members. For more information, please visit www.gedu.org.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in GEDU’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and annual reports on Form 20-F, as amended from time to time. GEDU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Global Education & Technology Group Limited Ms. Fay Zhang, VP Phone: +86 10 6212 5800 E-mail: ir@gedu.org

ICR Inc. Mr. Rob Koepp Phone: +86-10-6583-7516 or +1-646-328-2550 E-mail: robert.koepp@icrinc.com